KERRY

RECEIVED
2008 APR 16 P 2:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Kerry Group plc
Prince's Street
Tralee, Co. Kerry
Ireland
Telephone: +353 66 7182 000
Fax: +353 66 7182 962

08001843

Office of International Corporate Finance,
Securities and Exchange Commission,
450 Fifth Street NW,
Washington DC 20549,
U.S.A.

SUPPL

4th April, 2008..

Re: Kerry Group PLC (file no: 082-34842): Documentation Furnished Pursuant to Rule 12g3-2(b) Exemption.

Dear Ladies and Gentlemen,

Enclosed please find documentation furnished by Kerry Group plc (file no. 082-34842) pursuant to its 12g3-2(b) exemption from registration under the Securities and Exchange Act of 1934.

Please feel free to contact me with any questions or comments.

PROCESSED
APR 21 2008
THOMSON FINANCIAL

Yours sincerely,

Michael J. Ryan,
Head of Investor Relations,
KERRY GROUP PLC.

dlw 4/17

Kerry Group plc Voting Rights and Capital

In conformity with Rule 13.1 of the Interim Transparency Rules of the Financial Regulator, Kerry Group plc would like to notify the market of the following:

Kerry Group plc's issued share capital consists of 174,692,635 A Ordinary shares with voting rights.

The above figure (174,692,635) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Kerry Group plc under the Transparency (Directive 2004/109/EC) Regulations 2007 and the Interim Transparency Rules.

B Durran
GROUP SECRETARY

03/04/2008

END